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SEC File Number: 001-09100
CUSIP Number: 383485109

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q ☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION
Gottschalks Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

7 River Park Place East
Address of Principal Executive Office (Street and Number)

Fresno, California 93720
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As described below, the registrant is not in a position to file its annual report on Form 11-K, including its annual report of the Gottschalks Inc., Retirement Savings Plan, for the fiscal year ended December 31, 2009 (the "Form 11-K"), in a timely manner. The principal reason for the registrant's delay in filing the Form 11-K relates to the filing by the registrant of a voluntary petition for relief (the "Petition") under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on January 14, 2009 (administered under Case No. 09-10157). Since the filing of the Petition, the registrant has been immersed in bankruptcy-related matters.

PART IV

OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	J. Gregory Ambro	(559)	434-4800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐Yes			☒ No

Annual Report on Form 10-K for the fiscal year ended January 31, 2009
Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2009
Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2009
Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009
Annual Report on Form 10-K for the fiscal year ended January 30, 2010
Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2010

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be deemed to be forward-looking statements under federal securities laws and the registrant intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements reflect management's current views of future events and financial performance that involve a number of risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, developments in the registrant's Chapter 11 proceedings, the results of certain potential and on-going liquidation sales and other matters. The registrant does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.

Gottschalks Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2010	By:	/s/ J. Gregory Ambro
J. Gregory Ambro Executive Vice President and Chief Operating Officer